Exhibit 99.1

Schutzgemeinschaft der Kapitalanlage e.V. (SdK)

The shareholders’ association

[Please see original for header information]

Sdk e.V. – Karlsplatz 3 – 80335 Munich

To

LION bioscience AG

Mr. Peter Willinger

Waldhoferstrasse 98

69123 Heidelberg

By fax: 06221/40 38 552

Munich March 9, 2005

Counter-proposals for the Extraordinary Shareholders’ Meeting of LION bioscience AG to be held in Eppelheim on March 24, 2005

Dear Sir/Madam:

At the Extraordinary Shareholders’ Meeting of LION bioscience AG on March 24, 2005, the Schutzgemeinschaft der Kapitalanlage e.V. (SdK), as a shareholder in the Company, will present the following counter-proposals in accordance with §§ 125 and 126 of the German Stock Corporation Act [AktG] and will ask the shareholders present to endorse our proposals:

Re Agenda Item 1: Adoption of a resolution on a new strategic direction for the Company

SdK proposes to vote against the Company’s new direction. Instead, SdK proposes that the Company be dissolved in accordance with § 262 (1), No. 2 of the AktG.

Reasons:

The Company has not succeeded in turning a profit since it went public in the summer of 2000. The threshold of profitability was originally supposed to have been reached no later than 2003. Instead, in the past four and a half years, management has gone through much more than EUR 200 million – money that the outside shareholders provided to the Company in the IPO. At the same time, the shareholders have suffered unparalleled declines in share prices. Of the issuing price of EUR 44, only about EUR 1 per share of market value remains.

Page 2 of Schutzgemeinschaft der Kapitalanlage e.V.’s counter-proposals

Just as the threshold of profitability has not been reached, the sales targets have also not been met since going public. On the contrary, the sales budget figures have regularly had to be revised. This has also been true in the current fiscal year. Whereas EUR 100 million in sales was added between 2000 and 2004, the additional net loss in this time span reached the astronomical amount of EUR 237 million. This is even more alarming in that LION bioscience – with its main product, SRS – can boast of being the leading provider of bioinformatics: with renowned pharmaceutical industry companies as its customers.

LION’s decision to “commit itself to sustained appreciation in value for its shareholders” – stated in the invitation to the Shareholders’ Meeting – unfortunately comes too late for the shareholders. Those in charge should have come to this decision much earlier to at least halt the constant destruction of value. It is completely incomprehensible why “sustained profitability” and a focus “exclusively on activities and sectors that promise to be profitable” are just now being made the goals and have not long since been energetically pursued as part of a new direction.

After so much constant failure, in SdK’s opinion, it is time for management to not only acknowledge that its business model has failed but also draw the only correct conclusion, namely, that the Company must be liquidated.

The fact that the stock market has no confidence in the planned strategic new direction can be seen from the course of share prices. Despite the announcement that the Company will concentrate “exclusively on activities that promise to bring profits” in the future, the Company’s shares are quoted at EUR 1, thus about 50% below the last reported value of cash on hand.

One reason for this lack of confidence on the part of investors is presumably that the current unparalleled capital destruction largely occurred while Dr. von Bohlen was on the Management Board. And it is he who now wants to bring about the supposed turnaround at LION as Chairman of the Supervisory Board and chief overseer.

In the end, the shareholders should, in any case, receive their capital back. Then they can decide where they want to reinvest their money. This will occur only if the Company is liquidated.

Re Agenda Item 2: Adoption of a resolution authorizing the Company to purchase its own shares

SdK proposes that the Company be given no authorization to purchase its own shares.

Reasons:

Since, as proposed in the counter-proposal to Agenda Item 1, the cash on hand should be distributed to the shareholders, the Company’s acquisition of its own shares is superfluous and should be rejected.

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Re Agenda Item 3: Adoption of a resolution amending the Articles of Incorporation with respect to the purpose of the Company

SdK proposes that the amendment to the Articles of Incorporation be rejected.

Reasons:

Amending the Articles of Incorporation to expand the purpose of the Company to include holding company functions is superfluous since the Company should be liquidated. Even if liquidation is not approved, it is not fathomable how management – with Dr. von Bohlen as Chairman of the Supervisory Board – can suddenly succeed as a company specializing in acquiring equity interests, similar to a private equity company. This skepticism seems even more justified since quite a few of the equity interests the Company acquired in the past turned out to be mistakes.

Re Agenda Item 4: Adoption of resolutions further amending the Articles of Incorporation

We propose that these amendments be rejected.

Reasons:

Since we are proposing liquidation, all other amendments to the Articles of Incorporation are superfluous.

We request that you handle these counter-proposals in accordance with §§ 125 and 126 of the German Stock Corporation Act and, in particular, that you make them available to the other shareholders. The reasons comprise no more than 5000 characters and is conform to the statutory requirements of § 125 of the AktG.

Sincerely,

SdK – Schutzgemeinschaft der Kapitalanlage e.V.

/signature/

Klaus Schneider

Chairman